Exhibit 12.1

RATIOS OF EARNINGS TO FIXED CHARGES
(amounts in thousands, except ratios)

The following table sets forth Heartland’s consolidated ratios of earnings to fixed charges for the periods indicated:

	Three Months Ended March 31,		Year Ended December 31,
	2009	2008	2008	2007	2006	2005	2004

Income before income taxes	$8,888	$8,687	$14,604	$36,127	$37,611	$32,876	$28,189
Add: fixed charges	20,212	23,724	87,724	106,473	85,943	59,539	43,523
Earnings including interest expense on deposits (1)	$29,100	$32,411	$102,328	$142,600	$123,554	$92,415	$71,712

Less: interest expense on deposits	(14,122)	(17,096)	(64,104)	(77,865)	(62,530)	(42,875)	30,647
Earnings excluding interest expense on deposits (2)	$14,978	$15,315	$38,224	$64,735	$61,024	$49,540	$41,065

Fixed Charges:
Interest expense on deposits	$14,122	$17,096	$64,104	$77,865	$62,530	$42,875	($30,647)
Interest expense on borrowings	4,590	6,463	22,795	28,026	22,879	16,041	12,426
Estimated interest within rental expense	164	165	647	582	534	623	450
Preferred stock dividends	1,336	-	178	-	-	-	-
Fixed charges including interest on deposits (3)	$20,212	$23,724	$87,724	$106,473	$85,943	$59,539	$43.523

Less: interest expense on deposits	(14,122)	(17,096)	(64,104)	(77,865)	(62,530)	(42,875)	(30,647)

Fixed charges excluding interest expense on deposits (4)	$6,090	$6,628	$23,620	$28,608	$23,413	$16,664	$12,876

Ratio of earning to fixed charges and preferred stock dividends
Excluding interest expense on deposits (2) / (4)	2.46	2.31	1.62	2.26	2.61	2.97	3.19
Including interest expense on deposits (1) / (3)	1.44	1.37	1.17	1.34	1.44	1.55	1.65